# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Catalyst Acquisition Corp., CIK 0002104391
CUSIP: G1955J120
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1007 Ocean Avenue, Suite 501, Santa Monica, California (CA), 90403
Date of event which requires filing of this statement: 08/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001273087

## Reporting persons
- Integrated Core Strategies (US) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,094,000; sole dispositive power 0; shared dispositive power 1,094,000; aggregate amount beneficially owned 1,094,000 (5.1% of the class)
- Millennium Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,644,000; sole dispositive power 0; shared dispositive power 1,644,000; aggregate amount beneficially owned 1,644,000 (7.7% of the class)
- Millennium Group Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,644,000; sole dispositive power 0; shared dispositive power 1,644,000; aggregate amount beneficially owned 1,644,000 (7.7% of the class)
- Israel A. Englander: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,644,000; sole dispositive power 0; shared dispositive power 1,644,000; aggregate amount beneficially owned 1,644,000 (7.7% of the class)

## Item 1. Issuer
Name of issuer: Catalyst Acquisition Corp.
Address of issuer's principal executive offices: 1007 Ocean Avenue, Suite 501, Santa Monica, California 90403

## Item 2. Person Filing
Name of person filing:
Integrated Core Strategies (US) LLC

Millennium Management LLC

Millennium Group Management LLC

Israel A. Englander
Address of principal business office or, if none, residence:
Integrated Core Strategies (US) LLC
c/o Millennium Management LLC
399 Park Avenue
New York, New York 10022

Millennium Management LLC
399 Park Avenue
New York, New York 10022

Millennium Group Management LLC
399 Park Avenue
New York, New York 10022

Israel A. Englander
c/o Millennium Management LLC
399 Park Avenue
New York, New York 10022
Citizenship:
Integrated Core Strategies (US) LLC - Delaware

Millennium Management LLC - Delaware

Millennium Group Management LLC - Delaware

Israel A. Englander - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on each cover page.
Percent of class: See response to Item 11 on each cover page.
Sole power to vote or to direct the vote: See response to Item 5 on each cover page.
Shared power to vote or to direct the vote: See response to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on each cover page.
Shared power to dispose or to direct the disposition:
See response to Item 8 on each cover page.

The securities disclosed herein as potentially beneficially owned by Millennium Management LLC, Millennium Group Management LLC and Mr. Englander are held by entities subject to voting control and investment discretion by Millennium Management LLC and/or other investment managers that may be controlled by Millennium Group Management LLC (the managing member of Millennium Management LLC) and Mr. Englander (the sole voting trustee of the managing member of Millennium Group Management LLC). The foregoing should not be construed in and of itself as an admission by Millennium Management LLC, Millennium Group Management LLC or Mr. Englander as to beneficial ownership of the securities held by such entities.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit I: Joint Filing Agreement, dated as of August 21, 2026, by and among Integrated Core Strategies (US) LLC, Millennium Management LLC, Millennium Group Management LLC and Israel A. Englander.

## Signatures
- Integrated Core Strategies (US) LLC: /s/ Gil Raviv, Gil Raviv, Global General Counsel (08/21/2026)
- Millennium Management LLC: /s/ Gil Raviv, Gil Raviv, Global General Counsel (08/21/2026)
- Millennium Group Management LLC: /s/ Gil Raviv, Gil Raviv, Global General Counsel (08/21/2026)
- Israel A. Englander: /s/ Israel A. Englander, Israel A. Englander (08/21/2026)
Comment: ** INTEGRATED CORE STRATEGIES (US) LLC
By: Integrated Holding Group LP, its Managing Member
By: Millennium Management LLC, its General Partner